UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 24

Under the Securities Exchange Act of 1934

Internet Gold - Golden Lines Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 Par Value per Share

(Title of Class of Securities)

M 56595 10 7

(CUSIP Number)

Steven J. Glusband

Carter Ledyard & Milburn LLP

2 Wall Street, New York, New York 10005

(212) 238-8605

(Name, Address and Telephone Number of Person Authorized

To Receive Notices and Communications)

June 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 56595 10 7

1	NAME OF REPORTING PERSON: Eurocom Communications Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 15,308,966 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 15,308,966 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,308,966 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.67%**
14	TYPE OF REPORTING PERSON: CO

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 16,433,966 of the Issuer’s Ordinary Shares. Eurocom Communications holds 15,308,966 of the Issuer’s Ordinary Shares directly. 1,125,000 of the Issuer’s Ordinary Shares are held directly in a joint account of Messrs. Shaul and Yossef Elovitch. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 Ordinary Shares held of record by his wife, Mrs. Iris Elovitch and 8,300 Ordinary Shares held of record by other family members. An additional amount of 2,400,000 Ordinary Shares are issuable to Eurocom Communications upon exercise of warrants acquired on June 17, 2018.

** Based on 28,003,186 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,862,615 Ordinary Shares held as treasury stock) as of June 22, 2018. In connection with the private placement completed on June 17, 2018, the Issuer issued warrants exercisable into 4,400,000 additional Ordinary Shares of which amount a warrant exercisable into 2,400,000 Ordinary Shares was issued to Eurocom Communications.

CUSIP No. M 56595 10 7

1	NAME OF REPORTING PERSON: Eurocom Holdings (1979) Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 15,308,966 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 15,308,966 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,308,966 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 54.67%**
14	TYPE OF REPORTING PERSON: CO

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 16,433,966 of the Issuer’s Ordinary Shares. Eurocom Communications holds 15,308,966 of the Issuer’s Ordinary Shares directly. 1,125,000 of the Issuer’s Ordinary Shares are held directly in a joint account of Messrs. Shaul and Yossef Elovitch. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 Ordinary Shares held of record by his wife, Mrs. Iris Elovitch and 8,300 Ordinary Shares held of record by other family members. An additional amount of 2,400,000 Ordinary Shares are issuable to Eurocom Communications upon exercise of warrants acquired on June 17, 2018.

** Based on 28,003,186 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,862,615 Ordinary Shares held as treasury stock) as of June 22, 2018. In connection with the private placement completed on June 17, 2018, the Issuer issued warrants exercisable into 4,400,000 additional Ordinary Shares of which amount a warrant exercisable into 2,400,000 Ordinary Shares was issued to Eurocom Communications.

CUSIP No. M 56595 10 7

1	NAME OF REPORTING PERSON: Shaul Elovitch I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 1,160,193Ordinary Shares *
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 1,160,193Ordinary Shares *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,1601,93Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.14%**
14	TYPE OF REPORTING PERSON: IN

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 16,433,966 of the Issuer’s Ordinary Shares. Eurocom Communications holds 15,308,966 of the Issuer’s Ordinary Shares directly. 1,125,000 of the Issuer’s Ordinary Shares are held directly in a joint account of Messrs. Shaul and Yossef Elovitch. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 Ordinary Shares held of record by his wife, Mrs. Iris Elovitch and 8,300 Ordinary Shares held of record by other family members. An additional amount of 2,400,000 Ordinary Shares are issuable to Eurocom Communications upon exercise of warrants acquired on June 17, 2018.

** Based on 28,003,186 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,862,615 Ordinary Shares held as treasury stock) as of June 22, 2018. In connection with the private placement completed on June 17, 2018, the Issuer issued warrants exercisable into 4,400,000 additional Ordinary Shares of which amount a warrant exercisable into 2,400,000 Ordinary Shares was issued to Eurocom Communications.

CUSIP No. M 56595 10 7

1	NAME OF REPORTING PERSON: Yossef Elovitch I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 1,125,000 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 1,125,000 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,125,000 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.02%**
14	TYPE OF REPORTING PERSON: IN

* Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 16,433,966 of the Issuer’s Ordinary Shares. Eurocom Communications holds 15,308,966 of the Issuer’s Ordinary Shares directly. 1,125,000 of the Issuer’s Ordinary Shares are held directly in a joint account of Messrs. Shaul and Yossef Elovitch. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 Ordinary Shares held of record by his wife, Mrs. Iris Elovitch and 8,300 Ordinary Shares held of record by other family members. An additional amount of 2,400,000 Ordinary Shares are issuable to Eurocom Communications upon exercise of warrants acquired on June 17, 2018.

** Based on 28,003,186 Ordinary Shares that the Issuer advised were issued and outstanding (which excludes 5,862,615 Ordinary Shares held as treasury stock) as of June 22, 2018. In connection with the private placement completed on June 17, 2018, the Issuer issued warrants exercisable into 4,400,000 additional Ordinary Shares of which amount a warrant exercisable into 2,400,000 Ordinary Shares was issued to Eurocom Communications.

Item 1.      Security and Issuer.

This Amendment No. 24 (the “Amendment”) is filed by Eurocom Communications, Eurocom Holdings, Mr. Shaul Elovitch and Mr. Yossef Elovitch (collectively, “the “Reporting Persons”) pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends the initial Statement on Schedule 13D filed by the Reporting Persons on June 17, 2005, Amendment No. 1 filed on August 3, 2005, Amendment No. 2 filed on May 17, 2007, Amendment No. 3 filed on February 12, 2009, Amendment No. 4 filed on December 1, 2009, Amendment No. 5 filed on December 21, 2009, Amendment No. 6 filed on January 21, 2010, Amendment No. 7 filed on May 11, 2010, Amendment No. 8 filed on September 7, 2010, Amendment No. 9 filed on November 26, 2010, Amendment No. 10 filed on December 28, 2010, Amendment No. 11 filed on May 23, 2011, Amendment No. 12 filed on June 3, 2011, Amendment No. 13 filed on June 6, 2011, Amendment No. 14 filed on September 8, 2011, Amendment No. 15 filed on September 2, 2014, Amendment No. 16 filed on October 2, 2014, Amendment No. 17 filed on November 28, 2014, Amendment No. 18 filed on December 4, 2015, Amendment No. 19 filed on January 15, 2016, and Amendment No. 20 filed on January 22, 2016, Amendment No. 21 filed on June 3, 2016, Amendment No. 22 filed on May 26, 2017 and Amendment No. 23 filed on January 3, 2018 (the initial Schedule 13D and together with the Amendments, the “Statement”). The Statement relates to the ordinary shares, nominal par value NIS 0.01 per share (“Ordinary Shares”) of Internet Gold-Golden Lines Ltd. (the “Issuer”), an Israeli company whose principal executive offices are located at 2 Dov Friedman Street, Ramat-Gan, 5250301, Israel.

Item 2.      Identity and Background.

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

The Statement is being filed by the Reporting Persons.

Mr. Shaul Elovitch, a citizen of Israel. Mr. Shaul Elovitch’s business address is 2 Dov Friedman St. Ramat-Gan, Israel. Mr. Shaul Elovitch is the brother of Mr. Yossef Elovitch.

Mr. Yossef Elovitch, a citizen of Israel. Mr. Yossef Elovitch’s address is 2 Dov Friedman St. Ramat-Gan, Israel, Israel. Mr. Yossef Elovitch is the brother of Mr. Shaul Elovitch.

Eurocom Communications is a privately held company incorporated under the laws of the State of Israel. Eurocom Communications is primarily engaged in the telecommunications business. The address of its principal office is 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Eurocom Communications is 99.33% owned by Eurocom Holdings. The remaining 0.67% in Eurocom Communications is directly owned by Mr. Shaul Elovitch.

Eurocom Holdings is a privately held holding company incorporated under the laws of the State of Israel. The address of its principal office is 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Eurocom Holdings is 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch. Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares.

During the last five years, none of the Reporting Persons, or any of the directors and executive officers of the respective corporations listed on Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

As previously reported, on June 20, 2017, the Israel Securities Authority (“ISA”) launched a criminal investigation against the Reporting Persons. Eurocom Communications’ offices were searched and documents were seized. The investigation addressed suspicions of crimes under the Israeli Securities Law and Penal Code in respect of transactions relating to the Reporting Persons. As part of the investigation, Mr. Shaul Elovitch was arrested and questioned. On November 6, 2017, the ISA issued a press release regarding the conclusion of the investigation and the transfer of the investigation file to the Tel Aviv District Attorney’s Office (Taxation and Economics). According to the notice, the ISA concluded that there is prima facie evidence establishing the involvement of Eurocom Communications and Mr. Shaul Elovitch in several offenses, including fraudulently receiving funds. leaking information unlawfully and promoting a subsidiary’s interest in the Ministry of Communications in violation of the Penal Law and the Israel Securities Law.

On April 22, 2018, the Tel Aviv-Jaffa District Court issued a liquidation order for Eurocom Communications effective May 3, 2018. According to the order, attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon were appointed as special managers.

Item 3.      Source and Amount of Funds or Other Consideration.

ITEM 3 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

Since the last reported 13D/A, the Reporting Persons purchased an aggregate of 4,800,000 Ordinary Shares of the Issuer effected in the private placement described below. The aggregate purchase price for such 4,800,000 Ordinary Shares and warrants to purchase 2,400,000 additional Ordinary Shares of the Company (the “Warrants”) was approximately NIS 54,000,000.

On June 17, 2018, the Issuer announced that it conducted a private placement of 8,800,000 of its Ordinary Shares, NIS 0.01 par value, by means of a tender offer in Israel, to certain institutional, “qualified” and private investors. The Issuer’s gross proceeds from the offering were NIS 99 million, based on a price of NIS 11.25 per share. The Issuer also issued the investors Warrants to purchase 4,400,000 additional Ordinary Shares of the Company. As directed by the Israeli court-appointed special liquidators, Eurocom Communications also participated in the private placement. Of the 8,800,000 Ordinary Shares and 4,400,000 Warrants sold in the private placement, Eurocom purchased a total of 4,800,000 Ordinary Shares and 2,400,000 Warrants using its working capital as source of funds. The exercise price of the Warrants is NIS 11.00 per share.

Item 4.      Purpose of Transaction.

ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

The 4,800,000 Ordinary Shares purchased by Eurocom Communications since the last reported 13D/A were purchased in order for Eurocom Communications to maintain Eurocom Communication’s controlling stake of the Issuer as the Issuer was raising equity to service its debt to its debentures holders.

Eurocom Communications intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and capital allocation policies, the price level of the shares, conditions in the securities markets and general economic, legal, regulatory and industry conditions, Eurocom Communications, in the future, may take such actions with respect to its investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with the managers and the Board of Directors of the Issuer, engaging in discussions with the managers, shareholders of the Issuer and others about the Issuer and Eurocom Communications’ investment, making proposals to the Issuer concerning changes to capitalization, ownership structure, board structure or operations of the Issuer, and seeking board representation. Additionally, Eurocom Communications may purchase or otherwise acquire additional securities of the Issuer, sell or otherwise dispose of any securities of the Issuer. These transactions may occur in the open market or in privately negotiated transactions, and to the extent deemed advisable by Eurocom Communications, it may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.      Interest in Securities of the Issuer.

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a) and (b)

Mr. Shaul Elovitch, Mr. Yossef Elovitch, Eurocom Communications and Eurocom Holdings (1979) Ltd. are the beneficial owners of 16,433,966 of the Issuer’s Ordinary Shares. Eurocom Communications holds 15,308,966 of the Issuer’s Ordinary Shares directly. Eurocom Communications is 99.33% owned by Eurocom Holdings and 0.67% owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch and Mr. Yossef Elovitch own 80% and 20%, respectively, of Eurocom Holdings (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings’ management shares). 1,125,000 of the Issuer’s Ordinary Shares are held directly in a joint account of Messrs. Shaul and Yossef Elovitch. Mr. Shaul Elovitch may also deemed to be the beneficial owner of 26,893 Ordinary Shares held of record by his wife, Mrs. Iris Elovitch and 8,300 Ordinary Shares held of record by other family members. An additional amount of 2,400,000 Ordinary Shares are issuable to Eurocom Communications upon exercise of warrants acquired on June 17, 2018.

(c) The following table sets forth all of the transactions in the Ordinary Shares of the Issuer effected by the Reporting Persons since the last reported 13D/A. All such Ordinary Shares were purchased by Eurocom Communications Ltd. in the June 2018 private placement.

Date of Sale	Number of Ordinary Shares Purchased		Price Per Share (NIS)

June 17, 2018	4,400,000	(1)	11.25

(1)	An additional amount of 2,400,000 Ordinary Shares are issuable to Eurocom Communications upon exercise of Warrants, for no additional consideration. The exercise price of the Warrants is NIS 11.00 per share.

Except for this transaction, the Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer since the last reported 13D/A.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 7.      Material to be filed as Exhibits.

1.	Form of Warrant Agreement pursuant to the June 11, 2018 private placement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2018

/s/ Shaul Elovitch
Mr. Shaul Elovitch

/s/ Yossef Elovitch
Mr. Yossef Elovitch

Eurocom Communications Ltd.

/s/ Ami Barlev
Name: Ami Barlev
Title: VP

Eurocom Holdings (1979) Ltd.

/s/ Ami Barlev
Name: Ami Barlev
Title: VP